Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

The Saint James Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

790002109

(CUSIP Number)

May 29, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 790002109
(1) Names of reporting persons Wynthrop Barrington, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization NEVADA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 1
(6) Shared voting power 1
(7) Sole dispositive power 1
(8) Shared dispositive power N/A
(9) Aggregate amount beneficially owned by each reporting person 1,160,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 9.67%
(12) Type of reporting person (see instructions) co

Item 1(a) Name of issuer: The Saint James Company

Item 1(b) Address of issuer's principal executive offices:
Broadway Plaza
520 Broadway, Suite 350
Santa Monica, CA 90401

Item 2(a) Name of person filing:
Wynthrop Barrington, Inc.

2(b) Address or principal business office or, if none, residence:
1800 E. Sahara
Suite 107
Las vegas, NV 89104

2(c) Citizenship:
Nevada

2(d) Title of class of securities:
Common

2(e) CUSIP No.:
790002109

Item 3. N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,160,000

(b) Percent of class: 9.67%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,160,000

(ii) Shared power to vote or to direct the vote 1,160,000

(iii) Sole power to dispose or to direct the disposition of 1,160,000

(iv) Shared power to dispose or to direct the disposition of N/A

Item 5. Ownership of 5 Percent or Less of a Class. N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8. Identification and Classification of Members of the Group N/A

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2009

WYNTHROP BARRINGTON, INC.
By: /S/ W. DAVID WINITZKY, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.